FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 19, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release MTS Group Q3 2019 results

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

Q3 2019 HIGHLIGHTS

in RUB bn unless indicated otherwise

MTS Group – Key figures	Q3 2019		Q3 2018		Change, %
Revenue	133.9		128.0		4.6%
o/w Russia	121.9		119.1		2.4%
OIBDA	62.8		59.3		5.9%
o/w Russia	57.3		55.5		3.2%
Operating profit	35.9		32.8		9.3%
Profit/loss attributable to owners of the Company	18.4		-37.0		n/a
Cash CAPEX	21.8		21.2		2.9%
Net debt (1)	307.0		226.9		35.3%
Net debt / LTM Adjusted OIBDA (2)	1.6	x	1.2	x	n/a

9M 2019 highlights	9M 2019	9M 2018	Change, %
Operating cash flow	70.3	110.2	-36.3%
Free cash flow	11.6	40.3	-71.3%
Free cash flow excl. SEC/DOJ payment	67.2	40.3	66.6%

Alexey Kornya, President & CEO, commented on the results:

I am happy to report that in Q3 we successfully maintained our momentum and delivered another quarter of solid results. Total Group revenue was up 4.6% year-over-year, reaching 133.9 billion rubles, with a notable top-line contribution from MTS Bank. Moreover, we saw OIBDA growth accelerate to 5.9% year-over-year, with OIBDA standing at 62.8 billion rubles for the quarter.

Given our strong year-to-date results and improved visibility toward our full-year performance, we feel confident in raising our 2019 guidance to 6-7% growth in revenue and 4-5% growth in OIBDA.

Alongside continued solid operational performance, we also delivered meaningful progress on our strategic initiatives to expand beyond connectivity and strengthen our position as a leading provider of digital services. In August, we had multiple appointments to key roles within our re-aligned, matrix-based organizational structure, strengthening our business verticals and enabling functions, as well as attracting new talent into growth areas. Going forward, I have full confidence in both our team and our strategy.

Heading into the final stretch of the year, we are well-positioned to deliver a strong close to 2019 for the benefit of our shareholders.

in millions unless indicated otherwise

Mobile subscribers	Q3 2019	Q2 2019	QoQ Change, %	Q3 2018	YoY Change, %
Total	106.5	105.4	1.0%	105.5	1.0%
Russia	78.8	78.1	0.9%	78.0	1.1%
Ukraine (3)	19.8	19.6	1.2%	19.9	-0.4%
Armenia	2.2	2.1	3.2%	2.2	3.0%
Belarus (4)	5.6	5.6	1.6%	5.4	4.1%

(1)  Excluding lease obligations

(2)  Excluding the effects of new IFRS 15 and 16

(3)  Including CDMA subscribers

(4)  MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated

KEY CORPORATE DEVELOPMENTS

CORPORATE NEWS

In July, MTS announced an updated organizational structure that took effect on August 1, including the creation of two new First Vice President roles. Inessa Galaktionova was appointed First VP for Telecommunications and Vyacheslav Nikolaev was appointed First VP for Customer Experience & Marketing.

***

In August, MTS completed its dividend payments based on the company’s full-year 2018 financial results. The final dividend for FY 2018 amounted to RUB 19.98 per ordinary share (RUB 39.96 per ADR), or in total RUB 39.9 bln (RUB 39,927,292,380.36).

***

In September, Igor Mishin was appointed Vice President for Media to lead MTS’s content aggregation and distribution strategy across OTT, IPTV, mobile, and satellite.

***

In September, the EGM approved recommended semi-annual dividends of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 bn (RUB 17,345,798,747.48) based on the Company’s H1 2019 financial results. The record date for shareholders entitled to receive dividends was set for October 14, 2019. The dividend payment will be completed on or before November 19, 2019.

***

In October, the MTS Board of Directors approved an updated Group strategy for the period 2020-2022, as well as confirmed the continued suitability of MTS’s current listing structure on the New York Stock Exchange (NYSE) and the Moscow Exchange (MOEX).

BONDS & LOANS

In July, MTS issued RUB 10 bn in exchange-traded bonds on the Moscow Exchange (MOEX) with a maturity of 7 years and a coupon rate of 7.90%.

***

In September, MTS announced the improvement of financing terms with Sberbank via the restructuring of an existing 70-billion-ruble credit facility and the opening of a new 50-billion-ruble credit line.

***

In September, MTS announced the improvement of financing terms with VTB Bank via the opening of a 55-billion-ruble credit line and full early repayment of an existing 50-billion-ruble loan.

***

In October, MTS issued RUB 15 billion in exchange-traded series 001P-12 bonds on MOEX with a maturity of 4 years and a coupon rate of 6.85%

5G

In September, MTS launched Russia’s first continuously operable mid-band (sub-6GHz) 5G pilot zones in Moscow and St. Petersburg.

***

In September, MTS achieved a data transfer rate of 2.1 Gbps on a preproduction Samsung S10 5G smartphone featuring the Snapdragon 855 platform and Qualcomm’s next-generation X50 modem with an MTS SIM card connected to Nokia AirScale mmWave Radio equipment.

***

In September, MTS together with Huawei and the Moscow Department of Information Technology showcased potential Smart City transportation technologies in a 5G pilot zone. The partners demonstrated multiple scenarios that highlighted how fifth-generation connectivity could help improve road safety.

4G NETWORK DEVELOPMENT

In September, MTS announced it has achieved full 4G coverage throughout all stations, interchanges, and train tunnels of the Moscow Metro system. In total, the Company invested RUB 1.7 bn in rolling out underground LTE coverage in the Moscow Metro, one of the world’s most heavily used mass transit systems. Over 2 million riders use the MTS network while riding the metro every day.

ENTERTAINMENT

In September, MTS signed a ten-year agreement to be the branding partner for a new entertainment venue in Moscow. Located near the Skolkovo Innovation Center, the new six-story MTS Live Arena complex will have an occupancy capacity of 11,500 people, with plans to eventually host more than 700,000 guests at over 130 events annually. The facility is planned to open its doors in 2020.

RETAIL

In August, MTS opened its first co-branded store with Russia’s largest electronics retailer, M.Video-Eldorado Group, on one of Moscow’s premier shopping streets. The new outlet features a wide array of cutting-edge digital devices, showcasing a full spectrum of MTS services and solutions, spanning mobile connectivity, TV, and banking.

B2G

In August, MTS announced the company won a RUB 4 bn government tender to connect some 5,000 regional and municipal facilities to the Internet under the Russian Digital Economy program. The project, which will run from 2019-2021, will improve the connectivity of schools, healthcare clinics, fire stations, and other socially important sites in nine Russian regions.

STARTUP HUB

In July, MTS announced ten promising project proposals will advance to the pilot phase of our StartUp Hub accelerator initiative. The projects were grouped into three categories: HR Tech, FinTech, and eSports.

***

In August, MTS launched the fourth intake cycle of its Startup Hub, calling for projects aimed at improving the productivity of the Company’s e-commerce, cloud, customer service, and e-ticketing platforms.

BRAND

In July, MTS was recognized as Russia’s most valuable TMT brand and the country’s ninth most valuable brand overall by Brand Finance. The company’s brand valuation was estimated to be RUB 121.5 bn, up 6% year-over-year.

PARTNERSHIPS

At Russia’s Eastern Economic Forum, MTS signed digital cooperation agreements with six Russian regions. Furthermore, MTS launched a digital startup partnership with Enterprise Singapore, the Asian country’s official business development agency.

AI

In November, MTS signed an agreement to become a founding member of the AI-Russia Alliance alongside Yandex, Mail.ru Group, Sberbank, Gazprom Neft, and the Russian Direct Investment Fund (RDIF).

SUSTAINABILITY

In September, MTS announced the company has joined a global GSMA-led initiative to develop a mobile industry climate action roadmap in line with the Paris Agreement. As part of the initiative, MTS has begun disclosing additional data about its environmental impact via the internationally recognized CDP disclosure system, including the Group’s energy consumption and greenhouse gas (GHG) emissions. This will enhance the transparency of the MTS’s climate impact, as well as enable customers and investors to more easily track and measure the Company’s progress.

THOUGHT LEADERSHIP

In October, President & CEO Alexey Kornya presented a the GSMA’s Mobile 360 Eurasia conference, the premier industry event in the region. His talk focused on the steps MTS is taking at the forefront of IoT and 5G innovation in Russia. Additionally, other top MTS leaders spoke about emerging opportunities in FinTech, AI, entertainment, and B2B solutions.

GROUP PERFORMANCE

in RUB bn unless indicated otherwise

MTS Group – Key figures	Q3 2019	Q3 2018	Change, %
Revenue	133.9	128.0	4.6%
OIBDA	62.8	59.3	5.9%
margin	46.9%	46.3%	0.6	p.p.
Profit/loss attributable to owners of the Company	18.4	-37.0	n/a
margin	13.7%	n/a	n/a

MTS continued to demonstrate solid performance in Q3 2019, with Group revenue increasing 4.6% year-over-year, reaching RUB 133.9 bn. The main drivers were mobile service revenue in Ukraine and Russia, as well as strong revenue dynamics on the part of MTS Bank.

In addition, Group OIBDA saw growth accelerate from previous quarter to 5.9% year-over-year, reaching RUB 62.8 bn in Q3.

Group net profit totaled RUB 18.4 bn supported by solid operational performance, which was offset by higher interest expenses that were partially affected by a one-off under IFRS 9.

Group OIBDA Factor Analysis (RUB bn) (5)

Group Net Profit Factor Analysis (RUB bn) (5)

*Excluding provision

(5) Totals may add up differently due to rounding

LIQUIDITY AND CASH FLOW

in RUB bn unless indicated otherwise

Debt & Liquidity (6)	As of September 30, 2019	As of June 30, 2019
Current portion of LT debt	98.7	68.8
LT debt	277.3	308.4
Total debt	376.0	377.2
less:
Cash and cash equivalents	52.5	51.2
ST investments	15.7	15.2
LT deposits	0.1	0.1
SWAPs	0.6	1.0
Effects of hedging of non-ruble denominated debt	0.1	-0.5
Net debt	307.0	310.1

At the end of Q3, total debt amounted to RUB 376.0 bn (excluding debt issuance costs). In the reporting period, MTS issued RUB 10 bn in exchange-traded bonds in July with a maturity of 7 years and a coupon rate of 7.90%.

In Q3, MTS also took active steps to further optimize its debt portfolio. The Group restructured credit facilities with Sberbank and VTB in the amount of RUB 70 bn and RUB 50 bn, respectively. In addition, MTS opened a RUB 50 bn credit line with Sberbank and a RUB 55 bn credit line with VTB of which RUB 25 bn was used to restructure the RUB 50 bn facility.

Net debt to LTM Adjusted OIBDA(7) ratio

The Net debt to LTM Adjusted OIBDA ratio stood at 1.6x at the end of Q3 2019, excluding the effects of IFRS 15, and 16 standards.

Weighted average interest rates (as of September 30, 2019)

As of September 30, 2019, the gross debt weighted average interest rate decreased to 7.8% as a result of MTS’s debt portfolio optimization.

Gross debt structure by currency (8)

Non-ruble debt comprises roughly 8% of gross debt, largely consisting of two outstanding Eurobonds due in 2020 and 2023.

MTS Group’s net debt currency composition remained unchanged (100% ruble-denominated).

(6) Excluding lease obligations

(7) Excluding the effect of IFRS 15 and 16

(8) Including FOREX hedging in the amount of USD 300.0m as of September 30, 2019

SHAREHOLDERS REMUNERATION

*Totals may add up differently due to rounding

In September, shareholders voting at the EGM approved semi-annual dividends of RUB 8.68 per ordinary MTS share (RUB 17.36 per ADR), or a total of RUB 17.3 bn (RUB 17,345,798,747.48), based on the Company’s H1 2019 financial results. In June, the AGM approved annual dividends of RUB 19.98 per ordinary MTS share (RUB 39.96 per ADR), or a total of RUB 39.9 bn (RUB 39,927,310,941.78), based on the full-year 2018 financial results.

in RUB bn unless indicated otherwise

Cash CAPEX	9M 2019	9M 2018
Russia	54.2	49.3
as % of revenue	15.6%	15.1%
Ukraine (9)	6.3	5.7
as % of revenue	22.0%	26.5%
Armenia (10)	0.6	0.4
as % of revenue	10.9%	8.0%
Group (9),(10)	61.1	55.4
as % of revenue	16.2%	15.8%

Capital expenditures in 9M 2019 amounted to RUB 61.1 bn with a CAPEX/Sales ratio of 16.2%.

During the reporting period, MTS continued to improve network coverage and performance. In Russia, the number of active base stations grew by nearly 4,000, including an additional 2,860 4G base stations in 82 regions. As a result, LTE population coverage further increased to 74.5% by the end of Q3 2019.

in RUB bn unless indicated otherwise

Cash Flow	9M 2019	9M 2018
Net cash provided by operating activities	70.3	110.2
less:
Purchases of property, plant and equipment	-45.0	-44.7
Purchases of intangible assets(9),(10)	-16.1	-10.8
Cost to obtain and fulfill contracts, paid	-3.7	-3.5
Purchase of Avantage	—	-7.6
Proceeds from sale of property, plant and equipment	5.1	3.9
Investments in associates	—	-3.9
Acquisition of subsidiaries	-2.1	-3.5
Proceeds from sale of associates	3.1	—
Free cash flow	11.6	40.3
Free cash flow excluding SEC/DOJ payment	67.2	40.3

(9) Excluding costs of RUB 5.5 bn related to the purchase of 4G licenses in Ukraine in 9M 2018

(10) Excluding costs of RUB 0.3 bn related to the purchase of 4G licenses in Armenia in 9M 2019

For the nine months ending September 30, 2019, free cash flow amounted to RUB 11.6 bn. Excluding the payment under the resolution with the DOJ and settlement with the SEC, MTS saw free cash flow of RUB 67.2 bn in 9M 2019, an increase of 66.6%.

The main factors were strong operating performance in 9M 2019 and the sale of a stake in Ozon in Q1 2019. Comparatively, in 9M 2018, free cash flow was negatively impacted by the acquisition of stakes in Ozon, Ponominalu, Ticketland, and Avantage.

RUSSIA

in RUB bn unless indicated otherwise

Russia highlights	Q3 2019	Q3 2018	Change, %
Revenue	121.9	119.1	2.4%
mobile	83.1	80.7	3.0%
fixed	15.0	14.9	0.7%
bank	7.6	5.6	37.7%
integrated services	2.7	1.8	47.1%
other services	0.2	0.2	4.8%
sales of goods	18.1	20.3	-10.6%
OIBDA	57.3	55.5	3.2%
margin	47.0%	46.6%	0.4	p.p.
Net profit	17.5	18.8	-7.0%
margin	14.4%	15.8%	-1.4	p.p.

In Q3 2019, revenue in Russia increased by 2.4% year-over-year, reaching RUB 121.9 bn. This growth was largely driven by rising mobile service revenues as well as the strong performance of MTS Bank.

Russia OIBDA growth accelerated to 3.2% year-over-year in Q3, reaching RUB 57.3 bn supported by solid top-line performance overall. For the reporting period, Russia OIBDA margin stood at 47.0%.

Against the backdrop of a rational competitive landscape and easing effect of internal roaming cancellation on an annual comparative basis, MTS’s revenue growth in its mobile business in Russia accelerated to 3.0% in Q3, totaling RUB 83.1 bn, with the company successfully growing its base of subscribers by 1.1% year-over-year to reach 78.8m at the end of Q3.

MTS’s fixed business demonstrated a slight increase in revenue to RUB 15.0 bn.

Revenue	Q3 2019	Q3 2018	Change, %
Total	15.0	14.9	0.7%
B2C	7.7	7.5	2.9%
B2B+B2G+B2O	7.3	7.4	-1.6%

According to internal estimates, in Moscow MTS’s B2C broadband market share grew to 41.5% and its pay-TV market share to 44.8% at the end of Q3 2019. Similarly, the number of subscribers on MGTS’s high-speed FTTH GPON network in Moscow continued to grow, surpassing 2.0 million for the first time.

Group revenue contribution from MTS Bank saw a significant 37.7% year-over-year increase to reach RUB 7.6 bn, reflecting rapid growth in gross retail loans of 85.1% year-over-year to reach RUB 79.7 bn.

Revenue from MTS’s integration business in Q3 2019 increased 47.1% to RUB 2.7 bn year-over-year. Revenue contribution from other services grew by 4.8% year-over-year.

MTS saw 10.6% year-over-year decrease in sales of goods, primarily impacted by diminishing software sales. Revenue from handsets and accessories saw a slight decline of 3.6% year-over-year, reflecting a general slowdown in growth on the Russian market.

According to MTS estimates, in Q3 2019, growth of the Russian smartphone market decelerated further to 3.4% year-over-year in monetary terms while unit volumes declined for the first time in three years totaling 8m devices (-2% year-over-year). As a result, the average smartphone price increased to RUB 15,900.

By the end of Q3 2019, smartphone penetration on MTS’s network reached 73.3% while mobile internet penetration increased to 62.2%.

MTS Retail (# of stores at the end of the period)(11)

MTS’s retail footprint saw a slight decrease, standing at 5,857 stores at the end of the quarter. In addition, revenue from online sales increased 1.5% year-over-year to RUB 2.1 bn in Q3 2019.

1-month active users of MyMTS app (m)

The MyMTS app continued to grow in popularity, reaching 19.5m monthly active users (MAU) by the end of Q3 2019.

UKRAINE

in UAH bn unless indicated otherwise

Ukraine highlights	Q3 2019	Q3 2018	Change, %
Revenue	4.3	3.3	29.7%
OIBDA	2.4	1.8	28.9%
margin	54.6%	54.9%	-0.3	p.p.
Net profit	0.9	0.4	>100%
margin	20.5%	11.8%	8.7	p.p.

In Ukraine, revenue grew by 29.7% year-over-year, reaching UAH 4.3 bn supported by surging data consumption and increasing retail sales.

OIBDA was up 28.9% year-over-year and totaled UAH 2.4 bn as a result of the observed strong top-line performance. OIBDA margin stood at 54.6%.

In Q3 2019, the Group continued to expand its network in Ukraine. By the end of the reporting period, 4G and 3G coverage reached 66% and 86% of Ukraine’s population, respectively. The total number of subscribers using data services amounted to 10.0m.

In Q3 2019, the Group saw a slight increase in subscribers of 1.2% quarter-over-quarter to 19.8m.

(11) Including franchises

ARMENIA AND BELARUS

in AMD bn unless indicated otherwise

Armenia highlights	Q3 2019	Q3 2018	Change, %
Revenue	14.7	15.0	-1.9%
OIBDA	7.6	7.4	1.7%
margin	51.3%	49.5%	1.8	p.p.
Net profit	2.5	3.3	-23.0%
margin	17.2%	21.8%	-4.6	p.p.

In Armenia, revenue slightly decreased by 1.9% year-over-year in Q3 2019 to AMD 14.7 bn, with negative impacts from lower interconnect rates, as well as a continuing decline in voice service revenue. At the same time, OIBDA saw a positive dynamic, up 1.7% year-over-year to reach AMD 7.6 bn with OIBDA margin increasing to 51.3% mainly as a result of OPEX savings.

MTS’s subscriber base in Armenia was up 3.2% quarter-over-quarter totaling 2.2m.in

BYN m unless indicated otherwise

Belarus highlights	Q3 2019	Q3 2018	Change, %
Revenue	274.8	235.9	16.5%
OIBDA	148.4	137.3	8.1%
margin	54.0%	58.2%	-4.2	p.p.
Net profit	84.4	61.9	36.5%
margin	30.7%	26.2%	4.5	p.p.

In Belarus, which is not consolidated, the company’s operations continued to see strong top-line growth in Q3, with revenue increasing 16.5% year-over-year, totaling BYN 274.8 m. This was driven by rising data consumption, as well as solid performance in retail sales.

In Q3 2019, OIBDA grew by 8.1% year-over-year to reach BYN 148.4 m supported by increasing mobile service revenues, as well as growing retail margins. OIBDA margin stood at 54.0%.

The subscriber base in Belarus increased by 1.6% quarter-over-quarter, reaching 5.6m.

2019 AMENDED OUTLOOK

MTS has adopted IFRS 9, Financial Instruments; IFRS 15, Revenue from Contracts with Customers; and IFRS 16, Leases from January 1st 2018. Outlook includes the effect from IFRS 9, 15 and 16, and the effect from the consolidation of MTS Bank.

Group Revenue:

MTS revises its current 2019 guidance and now forecasts 6—7% revenue growth, based on the following factors:

•                  A stable competitive environment in Russia;

•                  The effect of the consolidation of MTS Bank;

•                  Rising data consumption and weaker voice usage;

•                  Regulatory changes, including the cancellation of internal roaming and VAT increase in Russia;

•                  The high base effect of 2018 in retail sales;

•                  Continued growth in UAH-denominated revenues in Ukraine; and

•                  Service revenues in other foreign subsidiaries and volatility in relation to the Russian ruble.

Group OIBDA:

MTS upgrades its outlook on Group OIBDA growth rate to 4-5% in consideration of the following factors:

•                  Market sentiment and the prospective growth in usage of high-value products;

•                  Reduced SIM card sales as a result of improved churn in the market;

•                  The high base effect of 2018 and positive one-off in Q1 2019;

•                  Changes in the regulatory environment;

•                  Increases in labor costs; and

•                  Macroeconomic developments and currency volatility throughout our markets of operation.

Group CAPEX:

FY2018 — FY 2019 CAPEX spending is estimated to be RUB 160 bn, due to a number of factors:

•                  Further incremental improvements and enhancements to LTE networks;

•                  Implementation of infrastructure and spectrum sharing projects within Russia;

•                  Roll-out of LTE services in Ukraine;

•                  Evolution of commercial 5G solutions and introduction into Russian market; and

•                  Continued investment in digital products and services.

Overall, for 2019 MTS expects its CAPEX spending to be up to RUB 90 bn (including investments required for the Yarovaya Law).

Yarovaya law

On April 12, 2018, the Russian Government adopted Federal Law No 374-FZ dated July 6, 2016, or the so-called “Yarovaya Law”, which governs data storage requirements. Telecom operators are now directed to store voice and SMS communications beginning from July 1, 2018 and are required to store data communications from October 1, 2018. Operators are required to store data for up to six months, all of which will require investments in storage capabilities. Current adjusted MTS estimate of the additional investment necessary to comply with the Yarovaya law stands at RUB 50 bn.

CONFERENCE CALL DETAILS

The management of Mobile TeleSystems (MTS) will be holding a conference call to discuss the Company’s Q3 2019 Financial and Operating Results on November 19, 2019.

The conference call will start at:

Moscow:                                              18:00

London:                                                  15:00

New York:                                      10:00

To take part in the conference call, please dial one of the following telephone numbers and enter the confirmation code, 82115144#

From Russia:

+7 495 646 93 15 (Local access)

8 800 500 98 63 (Toll free)

From the UK:

+44 207 194 37 59 (Local access)

0800 376 61 83 (Toll free)

From the US:

+1 646 722 49 16 (Local access)

1 844 286 06 43 (Toll free)

The webcast will be available at: https://webcasts.eqs.com/mobiletele20191119

A replay of the conference call will be available for 10 days at the following telephone numbers:

From Russia: +7 495 249 16 71 (Local access)

From the UK: +44 203 364 51 47 (Local access)

From the US: +1 646 722 49 69 (Local access)

Replay pass code: 418883400#

This press release provides a summary of the key financial and operating indicators for the period ended September 30, 2019. For full disclosure materials, please visit http://ir.mts.ru/investors/financial-center/financial-results/

CONTACT INFORMATION

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at http://ir.mts.ru/ir-blog/ and follow us on Twitter: @MTS_IR

ATTACHMENTS

Attachment A

Non-IFRS financial measures.

This presentation includes financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as well as other financial measures referred to as non-IFRS. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-IFRS financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under IFRS and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of profit or loss. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under IFRS, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. We use the term Adjusted for OIBDA and operating profit where there were items that do not reflect underlying operations that were excluded.

OIBDA and Adjusted OIBDA can be reconciled to our consolidated statements of profit or loss as follows:

Group (RUB bn)	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating profit	32.8	28.9	28.8	29.1	35.9
Add: D&A	26.5	26.5	26.4	27.0	26.9
Loss from impairment of non-current assets	—	0.1	—	—	—
Adjusted OIBDA	59.3	55.6	55.3	56.1	62.8

Russia (RUB bn)	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating profit	32.1	29.6	28.7	28.8	33.9
Add: D&A	23.4	23.2	23.0	23.5	23.4
Loss from impairment of non-current assets	—	0.2	—	—	—
Adjusted OIBDA	55.5	53.0	51.7	52.3	57.3

Ukraine (RUB bn)	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating profit	2.0	1.7	1.5	1.9	3.1
Add: D&A	2.4	2.6	2.9	2.9	2.9
OIBDA	4.4	4.4	4.4	4.8	6.1

Armenia (RUB m)	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating profit	370	92	157	255	374
Add: D&A	637	677	630	657	649
OIBDA	1,006	769	788	911	1,023

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating margin	25.7%	22.2%	24.4%	23.3%	26.8%
Add: D&A	20.7%	20.4%	22.4%	21.6%	20.1%
Loss from impairment of non-current assets	—	0.1%	—	—	—
Adjusted OIBDA margin	46.3%	42.8%	46.8%	44.8%	46.9%

Russia	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating margin	27.0%	24.4%	26.3%	24.9%	27.8%
Add: D&A	19.7%	19.1%	21.1%	20.4%	19.2%
Loss from impairment of non-current assets	—	0.1%	—	—	—
Adjusted OIBDA margin	46.6%	43.6%	47.4%	45.3%	47.0%

Ukraine	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating margin	24.5%	20.8%	18.5%	20.5%	28.2%
Add: D&A	30.5%	31.9%	34.3%	31.2%	26.4%
OIBDA margin	54.9%	52.7%	52.8%	51.7%	54.6%

Armenia	Q3’18	Q4’18	Q1’19	Q2’19	Q3’19
Operating margin	18.2%	4.4%	8.7%	13.8%	18.8%
Add: D&A	31.2%	33.0%	34.8%	35.5%	32.5%
OIBDA margin	49.4%	37.4%	43.5%	49.2%	51.3%

Attachment B

Definitions

Total debt. Total debt represents short-term and long-term debt excluding lease obligations and debt issuance costs.

Net debt. Net debt represents total debt less cash and cash equivalents, short-term investments, long-term deposits, SWAP and currency hedging. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-IFRS financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS.

Free Cash Flow. Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in IFRS and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our consolidated statement of cash flows or other information prepared in accordance with IFRS.

Subscriber. We define a “subscriber” as an organization or individual, whose SIM-card:

•                  shows traffic-generating activity or

•                  accrues a balance for services rendered or

•                  is replenished or topped off

over the course of any three-month period, inclusive within the reporting period, and was not blocked at the end of the period.

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2019 and As of December 31, 2018

(Amounts in millions of RUB)

	As of September 30,	As of December 31,
	2019	2018
NON-CURRENT ASSETS:
Property, plant and equipment	281,187	276,443
Investment property	3,433	2,177
Right-of-use assets	148,095	149,007
Intangible assets	134,782	135,069
Investments in associates	6,632	10,735
Deferred tax assets	13,237	11,190
Other non-current non-financial assets	5,290	5,038
Bank deposits and loans	47,025	30,653
Other investments	14,534	16,873
Accounts receivable (related parties)	11,854	2,545
Other non-current financial assets	5,734	7,329
Total non-current assets	671,803	647,059

CURRENT ASSETS:
Inventories	16,499	18,654
Trade and other receivables	37,984	34,543
Accounts receivable (related parties)	8,315	6,385
Bank deposits and loans	38,922	32,385
Short-term investments	15,700	47,863
VAT receivable	11,088	7,415
Income tax assets	2,560	3,887
Assets held for sale	623	2,694
Advances paid and prepaid expenses and other non financial current assets	5,179	5,546
Other financial current assets	21,068	25,487
Cash and cash equivalents	52,518	84,075
Total current assets	210,456	268,934

Total assets	882,259	915,993

EQUITY:
Equity attributable to owners of the Company	43,574	65,274
Non-controlling interests	4,073	12,291
Total equity	47,647	77,565

NON-CURRENT LIABILITIES:
Borrowings	277,209	365,072
Lease obligations	146,698	144,740
Deferred tax liabilities	21,670	24,439
Provisions	5,314	3,391
Bank deposits and liabilities	1,910	2,633
Other non-current financial liabilities	251	481
Other non-current non-financial and contract liabilities	1,983	2,201
Total non-current liabilities	455,035	542,957

CURRENT LIABILITIES:
Borrowings	98,602	3,063
Lease obligations	18,063	15,812
Provisions	9,542	70,911
Trade and other payables	65,622	53,623
Accounts payable (related parties)	1,055	1,301
Bank deposits and liabilities	137,318	108,821
Income tax liabilities	1,841	1,792
Other current financial liabilities	1,381	4,648
Other current non-financial and contract liabilities	46,153	35,500
Total current liabilities	379,577	295,471

Total equity and liabilities	882,259	915,993

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF COMPREHENSIVE
INCOME

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2019 AND 2018

(Amounts in millions of RUB except per share amount)

	Nine months ended	Nine months ended	Three months ended	Three months ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Service revenue	327,906	302,581	114,973	107,519
Sales of goods	49,150	47,648	18,909	20,439
Revenue	377,056	350,229	133,882	127,958

Cost of services	(92,310)	(82,180)	(31,435)	(30,265)
Cost of goods	(45,943)	(43,945)	(17,626)	(19,146)

Selling, general and administrative expenses	(70,223)	(63,215)	(24,189)	(21,666)
Depreciation and amortization	(80,323)	(78,063)	(26,930)	(26,455)
Other operating income	2,080	1,613	884	1,443
Operating share of the profit of associates	3,500	2,809	1,298	974
Operating profit	93,837	87,248	35,884	32,843

Currency exchange gains / (loss)	1,966	(2,946)	63	(1,849)

Other (expenses)/income:
Finance income	3,976	3,837	1,053	1,415
Finance costs	(36,695)	(26,074)	(12,959)	(7,394)
Other (expenses) / income	(3,092)	2,107	1,086	607
Total other expenses, net	(35,811)	(20,130)	(10,820)	(5,372)

Profit before tax from continuing operations	59,992	64,172	25,127	25,622

Income tax expense	(14,076)	(14,817)	(6,461)	(6,220)

Profit for the period from continuing operations	45,916	49,355	18,666	19,402

Discontinued operation:

Gain/(Loss) after tax for the period from discontinued operation*	3,443	(55,752)	—	(55,752)

Profit/(Loss) for the period	49,359	(6,397)	18,666	(36,350)

Profit for the period attributable to non-controlling interests	(664)	(919)	(272)	(670)

Profit/(Loss) for the period attributable to owners of the Company	48,695	(7,316)	18,394	(37,020)

Other comprehensive income/(loss)
Items that will not be reclassified subsequently to profit or loss
Unrecognised actuarial gain	—	228	—	—
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	944	4,920	3,734	(630)
Net fair value (loss) / gain on financial instruments	(237)	(554)	(9)	25
Other comprehensive income / (loss) for the period	707	4,594	3,725	(605)
Total comprehensive income / (loss) for the period	50,066	(1,802)	22,392	(36,955)
Less comprehensive income for the period attributable to the noncontrolling interests	(664)	(931)	(272)	(682)

Comprehensive income / (loss) for the period attributable to owners of the Company	49,402	(2,733)	22,120	(37,637)

Weighted average number of common shares outstanding, in thousands - basic	1,783,665	1,885,741	1,772,885	1,876,421
Earnings per share attributable to the Group - basic:
EPS from continuing operations	25.37	25.69	10.38	9.98
EPS from discontinued operation	1.93	(29.57)	—	(29.71)
Total EPS - basic	27.30	(3.88)	10.38	(19.73)
Weighted average number of common shares outstanding, in thousands - diluted	1,786,707	1,888,046	1,774,499	1,878,142
Earnings per share attributable to the Group - diluted:
EPS from continuing operations	25.33	25.65	10.37	9.97
EPS from discontinued operation	1.93	(29.53)	—	(29.68)
Total EPS - diluted	27.25	(3.88)	10.37	(19.71)

*Recognition of provision for liability with respect to SEC and DOJ investigation and related currency exchange gain

MOBILE TELESYSTEMS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(Amounts in millions of RUB)

	Nine months ended	Nine months ended
	September 30, 2019	September 30, 2018
Profit/(Loss) for the period	49,359	(6,397)

Adjustments for:
Depreciation and amortization	80,323	78,063
Finance income	(3,976)	(3,837)
Finance costs	36,695	26,074
Income tax expense	14,076	14,817
Currency exchange (gain) / loss	(5,409)	2,946
Change in fair value of financial instruments	5,239	(3,554)
Share of the profit of associates	(6,966)	(2,252)
Inventory obsolescence expense	1,510	2,288
Allowance for doubtful accounts	2,045	1,937
Bank reserves	2,637	236
Change in provisions	12,243	10,968
Provision for liability with respect to SEC and DOJ investigation	—	55,752
Other non-cash items	(6,343)	(2,036)

Movements in operating assets and liabilities:
(Increase)/Decrease in trade and other receivables and contract assets	(6,476)	1,108
Increase in bank deposits and loans	(25,907)	(6,686)
Decrease/(Increase) in inventory	634	(11,498)
Increase in VAT receivable	(3,637)	(1,786)
Decrease in advances paid and prepaid expenses	2,839	1,397
Decrease in trade and other payables, contract liabilities and other liabilities	(5,962)	(16,620)
Increase in bank deposits and liabilities	28,718	1,806

Payment of fines and penalties related to SEC investigation into former operations in Uzbekistan	(55,607)	—
Dividends received	2,525	2,525
Income taxes paid	(17,667)	(14,979)
Interest received	4,238	7,052
Interest paid, net of interest capitalised	(34,879)	(27,103)
Net cash provided by operating activities	70,252	110,221

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	(2,052)	(3,458)
Purchases of property, plant and equipment	(45,000)	(44,660)
Purchases of other intangible assets	(16,087)	(10,758)
Cost to obtain and fulfill contracts	(3,692)	(3,524)
Purchases of 4G licenses in Ukraine and Armenia	(255)	(5,527)
Purchase of Avantage	—	(7,559)
Proceeds from sale of property, plant and equipment and assets held for sale	5,067	3,924
Purchases of short-term and other investments	(14,862)	(16,389)
Proceeds from sale of short-term and other investments	41,842	34,503
Investments in associates	—	(3,871)
Cash payments and proceeds related to SWAP contracts	(781)	6,001
Proceeds from sale of associates	3,067	—
Other investing activities	5	—
Net cash used in investing activities	(32,748)	(51,318)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash flows from transactions under common control	(13,866)	(6,872)
Repayment of loans	(90,704)	(19,106)
Proceeds from loans	52,872	95,000
Repayment of notes	(189)	(17,225)
Proceeds from issuance of notes	47,500	27,550
Notes and debt issuance cost paid	(71)	(39)
Finance lease obligation principal paid	(11,240)	(9,483)
Dividends paid	(36,541)	(45,244)
Cash outflow under credit guarantee agreement related to foreign-currency hedge	—	(981)
Repurchase of own shares	(15,922)	(14,583)
Other financing activities	342	121
Net cash (used in) / provided by financing activities	(67,819)	9,138

Effect of exchange rate changes on cash and cash equivalents	(1,242)	2,517

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS:	(31,557)	70,558

CASH AND CASH EQUIVALENTS, at beginning of the period	84,075	30,586

CASH AND CASH EQUIVALENTS, at end of the period	52,518	101,144

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: November 19, 2019